July 17, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance — Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin, Special Counsel

Re:                             GraphOn Corporation
Schedule TO-I
Filed July 8, 2013
File No. 005-47429

Ladies and Gentlemen:

On behalf of GraphOn Corporation, a Delaware corporation (the “Company”), we are providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 12, 2013 (the “Commission’s Letter”).

For convenience of reference, the Staff’s comments contained in the Commission’s Letter are reprinted below in italics, and are followed by the corresponding response of the Company.  Concurrent with the submission of this letter, the Company is filing Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”).  Amendment No. 1 reflects revisions made to the Schedule TO-I in response to the comments from the Staff and the updating of other information.

Offer to Exercise

General

1.                                      Please advise us why the Company believes the June 17, 2013 Exercise Agreement and related transactions did not constitute a tender offer subject to Exchange Act Rule 13e-4 and Regulation 14E.

The Company respectfully submits that the Exercise Agreement and related transactions did not constitute a tender offer subject to the Exchange Act Rule 13e-4 and Regulation 14E.

695 Town Center Drive, 14th Floor, Costa Mesa, California  92626-1924  Telephone:  714.371.2500  Fax:  714.371.2550

Albany  |  Los Angeles  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  San Francisco  |  Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2013

Background

The Exercise Agreement was entered into by the Company with only six warrant holders, two of whom are affiliated investment funds, for a net of five effective holders.  The terms of the Exercise Agreement were privately negotiated with each of the holders who collectively held warrants to acquire nine million shares of common stock issued in a single private placement transaction in September 2011.  The holders are highly sophisticated investors who can fend for themselves and did not require the protection of the Williams Act in connection with the Exercise Agreement.  The holders were the largest purchasers in the September 2011 private placement, and represented and warranted, both in such transaction and in connection with the Exercise Agreement, that they are “accredited investors” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and also represented as to their knowledge and experience in financial, tax and other business matters as well as to their ability to bear the economic risk of the investments.

The holders negotiated aggressively (in some cases with the assistance of sophisticated securities counsel) with the Company, and all of the holders benefited from the negotiations of the other holders in the final agreement.  Once the negotiations were completed, all six holders were given the same (most favorable) terms negotiated under a single Exercise Agreement.

It is notable that one of the chief negotiating points insisted upon by some of the holders was that the Company offer to the other holders of warrants not party to the Exercise Agreement essentially the same opportunity as afforded by the Exercise Agreement.  At the same time, such holders negotiated for the right to receive any additional consideration that the Company might be required to offer in the exchange offer subject to the Schedule TO-I.  The Company believes this negotiating position reflects an extremely sophisticated and nuanced approach to the Exercise Agreement demonstrating the ample ability of the holders to protect their own interests.

Application of Rule 13e-4

The term “tender offer” has never been defined in any statutory provision or rule.  Courts and the SEC have generally applied an eight-factor test in determining whether a particular transaction involving equity securities of an issuer constitutes a tender offer based primarily on the decision in Wellman v. Dickinson, 475 F. Supp.783 (S.D.N.Y. 1979) (cited in SEC Release No. 34-43069), while other courts have instead looked to whether, based on the totality of the circumstances, the sellers need the protections of the tender offer rules. Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985) (cited in SEC Release No. 34-43069 at n.3).

Analysis under Wellman

The following analysis discusses each of the eight factors described in Wellman applied to the transactions under the Exercise Agreement.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2013

Were the offers to purchase or the solicitation of offers to sell disseminated in a widespread manner? No. Neither the offers to exercise nor the solicitation of offers to exercise were disseminated in a widespread manner. The warrants issued in the September 2011 private placement were held by approximately 38 holders prior to the transactions under the Exercise Agreement.  In connection with the Exercise Agreement, the Company negotiated privately with the six warrant holders who were party to the Exercise Agreement and did not engage in any class-wide or similar solicitation of interest to participate.  The Company did discuss the Exercise Agreement with a holder affiliated with a director of the Company who did not become party to the Exercise Agreement.

Did the price offered represent a premium in excess of the current market price of the securities being sought?  The warrants were exercised at the then existing exercise price of the warrants, without any change, and no discount to the exercise price was provided.

Following negotiations with the holders party to the Exercise Agreement, the Company agreed to issue the new warrants at a fixed (above market) price of $1.00 per share to each exercising holder.  In the pending exchange offer subject to the Schedule TO-I, each of the holders of the Existing Warrants is afforded the same opportunity to exercise their Existing Warrants and receive New Warrants at the same exercise price of $1.00 per share.

Did the offers fail to provide for a meaningful opportunity to negotiate the price and terms? No. Individual negotiations were conducted by the Company with each holder on the terms of the warrant amendment and warrant exercise.  The negotiations resulted in both economic and procedural enhancements to the holders.  Ultimately, each of the holders were provided the same (most favorable) terms under the Exercise Agreement.  No deadlines were imposed on the holders in the negotiations; in fact, the holders, not the Company, largely determined the pace and timing of the negotiations.

Did the solicitation involve a substantial percentage of the securities? No.  The common stock acquired by the exercises totaled 9 million shares of common stock.  The Company had approximately 88 million shares of common stock outstanding prior to such exercises.  Accordingly, the Exercise Agreement involved approximately 9.3% of the Company’s common stock (based on the number of shares of common stock outstanding following such exercises), or approximately 7.0% of the Company’s common stock on a fully diluted basis.  The Company believes that such amounts are not a substantial percentage.

Was the offer contingent on a minimum principal amount of securities being tendered (and/or subject to a maximum principal amount of securities that the company would purchase)? No.  There was no minimum principal amount of securities being tendered or maximum principal amount of securities that the Company would purchase.  There were benefits to the Company and the warrant holders from having at least a majority of the warrant holders from the 2011 private placement participating—namely, the ability to amend the warrants to delete certain clauses that resulted in a warrant derivative liability being incurred by the Company under such warrants.  It is possible that without holders comprising such a majority, that the transaction might not have taken place, but that conclusion involves speculations and in any event would have reflected what

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2013

the Company believes was a mutual desire to amend the warrants and to make a cash investment in the Company at the pre-determined warrant exercise price.  Thus, while there were benefits to the parties from the level of participation that was achieved, there were no minimums or maximums as part of the transaction.

Was the offer open for only a limited period of time? No.  There was no fixed expiration date, and no deadlines imposed by the Company in the negotiations.  The timing and pacing was driven largely by the warrant holders.

Were the recipients of the offer under pressure to respond to the offer? No. The Holders were not subjected to any high pressure sales tactics, deadlines or ultimatums. They were not threatened with any loss of value if they were to reject the proposed transaction and were not required to become party to the Exercise Agreement.

Were public announcements of the Exercise Agreement followed by a rapid accumulation of large amounts of the company’s securities? No. There were no public announcements of the Exercise Agreement and the warrant exercises and issuances thereunder until after the Exercise Agreement was executed.  The Company did not acquire any additional warrants outside of the Exercise Agreement after the public announcement.

Analysis under Hanson Trust

Some courts have declined to follow the eight-factor test and have instead looked to whether, based on the totality of the circumstances, the sellers need the protections of the tender offer rules (Hanson Trust; cited in SEC Release No. 34-43069 at n.3).

Applying Hanson Trust, the holders party to the Exercise Agreement were accredited investors and highly sophisticated investors (including two investment funds specializing in investing in the types of securities issued by the Company in the September 2011 private placement).  The procedures mandated by the tender offer rules, in the words of the Hanson Trust court, were not needed to avoid “substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” See id. at 57. To the contrary, the Holders were “knowledgeable in the market place and well aware of the essential facts needed to exercise their professional skills to appraise the [c]ompany’s offer.” See id.  Each holder negotiated separately with the Company for terms that were in its best interests, without any time deadlines and with full access to its professional advisors.  The negotiations resulted in several changes highly favorable to the holders, both economically and procedurally.

The holders party to the Exercise Agreement were not the type of persons that need the protections of the tender offer rules.  Moreover, there were in effect only five such holders, all highly sophisticated in transactions of this nature.  The totality of circumstances surrounding the exchange and purchase transactions does not suggest a substantial risk of ill-considered or ill-informed decisions by such holders, nor that any appreciable benefit would have accrued to the

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2013

holders had the Company complied with the various regulations that govern tender offers, such as the dissemination of information to offerees, minimum time requirements for an offer and provision of the best price to all holders.

Conclusion

The Company concluded that neither the negotiations relating to the Exercise Agreement nor the subsequent exercises and issuance of new warrants constituted a tender offer whether viewed under the eight factor test in Wellman or under the totality of the circumstances test in Hanson Trust.

2.                                      Please advise us of the exemption from registration upon which the Company is relying to issue the New Warrants to current holders of Existing Warrants.

The Company is relying on Section 4(2) of the Securities Act, and Rule 506 promulgated thereunder.

In terms of background, all of the Existing Warrants were issued in a private placement transaction that occurred in September, 2011 in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. All of the holders of the Existing Warrants—i.e., all of the persons to whom the Offer to Exercise is directed—previously represented and warranted to the Company that they were “accredited investors” in connection with such issuance.  The Company is not aware of any holder who would no longer qualify as an accredited investor in connection with the issuance of the New Warrants.

While the Company expects that all recipients of the New Warrants will be accredited investors, the Company has structured the offer to exercise to enable the Company to still satisfy the requirements of Rule 506 in the unexpected event any of the holders have ceased to be accredited investors within the meaning of Rule 501 under Regulation D; including as follows:

•                  The Company intends to rely on Section 4(2) of the Securities Act, and Rule 506 promulgated thereunder;

•                  The Company has implemented the Offer to Exercise without any form of general solicitation or general advertising—it is directed solely to the holders of the Existing Warrants and the holders of the warrants issued to the placement agent in the 2011 private placement;

•                  There are less than 35 holders of the Existing Warrants in total;

•                  Each holder is required to complete an accredited investor questionnaire, although the holder will not be required to be an accredited investor in order to participate in the Offer to Exercise;

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2013

•                  The Election to Participate and Exercise Warrant includes representations and warranties from the participants to enable the Company to determine whether any holder who is not an accredited investor either alone or with the holder’s purchaser representatives has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

•                  The Company has included in the Offer to Exercise and related materials information on the Company to meet the requirements of Rule 502 of Regulation D;

•                  The Offer to Exercise is being made by the Company subject to the Company having a valid securities exemption under the Securities Act for the Company and the offer will be terminated by the Company in its entirety in the event the Company determines that no valid exemption is available; and

•                  No unessential information is provided in the Offer to Exercise (i.e., no “sales” information, or other statements designed to stimulate interest in the Offer to Exercise) consistent with guidance from the Commission that merely complying with the tender offer rules (and making associated disclosures and filings) does not result in any general solicitation, provided that only legally required information is provided.

Section 6. Conditions to the Offer to Exercise, page 34

3.                                      Refer to the second paragraph of this section. Please confirm that the current Offer to Exercise is open to all holders of Existing Warrants, and should the Company determine that a valid securities exemption is not available under the Securities Act, the Company will terminate the offer in its entirety as opposed to terminating the offer only as to specific holders.

We can confirm, on behalf of the Company, that the current Offer to Exercise is open to all holders of Existing Warrants and that Company intends to terminate the Offer to Exercise in its entirety in the event the Company determines that no valid exemption is available.

4.                                      We note the disclosure in clause (ii) of the third paragraph of this section relating to the Company’s obligation to accept tendered Existing Warrants in the event any statute, rule or regulation shall have been “deemed to be applicable.” A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the bidder. To avoid the potential implication that that the condition may be triggered at the election of the Company or that the Company may conduct an illusory offer in potential contravention of Exchange Act Section 14(e), please revise the condition to include an objective standard against which the Company’s discretion may be judged.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2013

In response to the Staff’s comment, the Company has revised this language in Amendment No. 1 (the revised language is shown in italics below):

“In addition, the Company will not be required to accept any tendered Existing Warrants, and we may terminate or amend this Offer to Exercise, or postpone our acceptance of any tendered Existing Warrants, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the commencement of this Offer to Exercise and before the expiration of this Offer to Exercise, (i) any action, proceeding, order, judgment or injunction shall have been threatened in writing or instituted or be pending or (ii) any statute, rule or regulation shall have been promulgated, enacted, entered, amended, enforced or, as reasonably determined by the Company (in consultation with counsel) is applicable to the Company, in each case by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that seeks to prevent the making of this Offer to Exercise, the acceptance any tendered Existing Warrants or the issuance of New Warrants.”

5.                                      We note the disclosure in the last paragraph of this section relating to the Company’s failure to exercise the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

In response to the Staff’s comment, the Company has authorized us to confirm that (i) it has reviewed the Staff’s position with regard to the deemed waiver of a condition to the offer and acknowledges that it may be required to extend the Offer to Exercise and circulate new disclosure in that situation and (ii) that when a condition is triggered by events that occur before the expiration of the offer, the Company will inform holders whether or not the Company intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

*                *               *

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2013

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 714-338-2710.

Very truly yours,

/s/ Matthew O’Loughlin

Matthew O’Loughlin

cc:                                Bob Dixon

Ben Orlanski, Esq.

GRAPHON CORPORATION

1901 S. Bascom Avenue, Suite 660

Campbell, CA 95008

July 17, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance — Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin, Special Counsel

Re:	GraphOn Corporation
Schedule TO-I
Filed July 8, 2013
File No. 005-47429

Ladies and Gentlemen:

GraphOn Corporation (the “Company”) hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GRAPHON CORPORATION

By:	/s/ Robert Dixon
Robert Dixon
Interim Chief Financial Officer